Nevada Power Company

6226 West Sahara Avenue

Las Vegas, Nevada 89146

August 30, 2006

BY EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kurt Murao

Re:	Nevada Power Company
Registration Statement No. 333-134801

Ladies and Gentlemen:

Ladies and Gentlemen:

The undersigned registrant hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective on September 1, 2006 or as soon thereafter as practicable.

The undersigned registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the undersigned registrant further acknowledges that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in connection with its review of the filings or in response to its comments on the filings.

Sincerely,

NEVADA POWER COMPANY

By:	/s/ Paul J. Kaleta
Paul J. Kaleta Senior Vice President, General Counsel & Secretary